ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
James M. Forbes (617) 235 4765 (617) 235 0888 james.forbes@ropesgray.com

February 7, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mses. Monique Botkin and Laura Hatch

Re:	GMO Trust (File Nos. 2-98772 and 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On January 24, 2014, Monique Botkin and Laura Hatch (the “Staff Reviewers”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Thomas R. Hiller, James M. Forbes and George G. Baxter of
Ropes & Gray LLP (“R&G”), counsel to the Registrant, regarding Post-Effective Amendment No. 169 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 212 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 169/212”) relating to Class III shares of GMO Short-Duration Collateral Fund (“SDCF” and the “Fund”), including relevant portions of a supplement dated December 11, 2013 (the “Supplement”) that was incorporated into Amendment No. 169/212. Mses. Botkin and Hatch provided an additional oral comment to Mr. Forbes during a subsequent conversation on January 27, 2014.

Certain comments regarding Amendment No. 169/212 were addressed to the Staff Reviewers’ satisfaction during our conversations on January 24, 2014 and January 27, 2014. The Staff Reviewers requested that the Registrant respond to the remaining comments supplementally via EDGAR correspondence. Responses to the Staff Reviewers’ comments on Amendment No. 169/212 were provided supplementally via EDGAR correspondence on February 5, 2014.

Mses. Botkin and Hatch provided additional oral comments to Messrs. Hiller and Forbes on February 5, 2014 and February 7, 2014, and requested that the Registrant respond supplementally via EDGAR correspondence. Accordingly, a response to the Staff Reviewers’ additional comments on Amendment No. 169/212 is set forth below.

Securities and Exchange Commission	- 2 -	February 7, 2014

General

1. Please explain supplementally how long the Registrant intends to use the Supplement, including whether the Registrant has sold, or expects to sell, any securities utilizing the Supplement. Please also explain supplementally why the Registrant chose to submit anticipated changes to the Fund’s class and fee structure, investment objective, principal investment strategies and name pursuant to the Supplement rather than through an amendment to the Fund’s Registration Statement.

Response: The Registrant confirms that no shares of the Fund have been sold or will be sold utilizing the Supplement. The Fund is not pursuing an active investment program and has been gradually liquidating its portfolio and, as such, has not accepted any investments other than dividend reinvestments since July 2011. As described in the Supplement, the Fund will begin to pursue a more active investment program upon the consummation of the reorganization of GMO Debt Opportunities Fund (“DOF”), another series of the Trust, and the Fund on or about February 12, 2014 (the “DOF/SDCF Merger”). In connection with the DOF/SDCF Merger, and prior to any future sales of the Fund’s shares, the Registrant will file an additional supplement to the Fund’s Prospectus under Rule 497(e) of the Securities Act (the “Reprinted Prospectus”) that will fully incorporate the changes to the Fund’s class and fee structure, investment objective, principal investment strategies and name described in the Supplement.

The changes to the Fund’s class and fee structure, investment objective, principal investment strategies and name described in the Supplement were approved by the Trust’s Trustees on December 6, 2013 with an anticipated effective date of February 12, 2014. The Registrant announced these changes pursuant to the Supplement, rather than pursuant to a post-effective amendment to the Registrant’s Registration Statement, in order to provide prompt notice of the pending changes to the Fund’s existing shareholders. In this regard, the Registrant notes that the vast majority of shares of the Fund (approximately 99.78% as of January 31, 2014) are held by other series of the Trust. Within one day of filing the Supplement, the Registrant filed Amendment No. 169/212 pursuant to Rule 485(a) under the Securities Act, which included relevant portions of the Supplement, thereby providing the Staff an opportunity to review and comment on the anticipated changes prior to their effectiveness. These changes will again be subject to review and comment by the Staff when filed as part of a post-effective amendment to the Registrant’s Registration Statement pursuant to Rule 485(a) under the Securities Act in connection with the annual update of the Registrant’s Registration Statement, to be filed on or about May 1, 2014 (the “2014 Annual Update Filing”). The Registrant notes that while its 2014 Annual Update Filing will be submitted pursuant to Rule 485(a) under the Securities Act, the Staff has permitted the automatic effectiveness of material changes to one fund’s disclosure where such changes are substantially identical to those made pursuant to a post-effective amendment of another fund within the same fund complex.1 In this connection, the Registrant notes that the investment objective, principal investment strategies and principal investment risks described in the Supplement are identical to those of DOF, and that DOF’s disclosure has been subject to review and comment by the Staff in connection with prior amendments to the Registrant’s Registration Statement.

[1]	Investment Company Filing Guidance, 1995 SEC No-Act. LEXIS 254 (February 3, 1995) (the Division of Investment Management stated that “ . . . [T]he staff of the Division has permitted the automatic effectiveness of a post-effective amendment to a registration statement filed by one fund in a fund complex when the amendment reflects substantially identical revisions to those contained in a post-effective amendment of another fund in the complex previously reviewed.”)

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Prospectus

Principal Investment Strategies

2. The Staff advised the Registrant that it is the Staff’s position that funds should always use a derivative contract’s market value for purposes of determining compliance with a name policy adopted in accordance with Rule 35d-1under the 1940 Act (each such policy, a “Name Policy”). Please indicate whether the Registrant agrees with the Staff’s position and adheres to this approach when determining compliance with the Fund’s Name Policy, as set forth in the Supplement.

Response: The Registrant notes that, as a practical matter, the Fund makes relatively limited use of derivatives contracts and can satisfy its Name Policy by using the market value of its derivatives contracts. However, the Registrant respectfully disagrees with the Staff’s position that a derivative contract’s market value is always the appropriate measure for determining compliance with a Name Policy. Consistent with the purposes of Rule 35d-1, the Registrant believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the Fund’s economic exposure to investments that are consistent with the Fund’s name.2 For example, for a Fund with the words “debt” or “bond” in its name, the Registrant would typically use the notional value of a long position in a bond futures contract for purposes of measuring the Fund’s compliance with its Name Policy. This is because the Registrant would expect that the potential performance impact of holding a long position in a bond futures contract would be tied to its notional value, rather than its market value. The Registrant notes that rigid use of the market value of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Name Policies, it would also permit funds with economic exposures very different from their names to comply with their Name Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures, would satisfy its Name Policy notwithstanding that it had no economic exposure to equity investments.

Statement of Additional Information

Descriptions and Risks of Fund Investments

3. Please note the Staff’s position that funds with the ability to write credit default swaps should determine their segregation obligations for purposes of Section 18 of the 1940 Act by reference to the notional value of the credit default swaps, not the marked-to-market value of such contracts. Please confirm whether the Registrant’s segregation practices are consistent with the Staff’s position.

[2]	Investment Company Act Release No. 24828 n.13 (January 17, 2001) (the “Rule 35d-1 Adopting Release”)(the SEC stated that “We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”)

Securities and Exchange Commission	- 4 -	February 7, 2014

Response: The Registrant believes that its approach is consistent with the Staff’s position, and confirms that even in the case of written credit default swaps that are cash settled, it does not attempt to satisfy its segregation obligations by segregating only the market value of the contract. More specifically, pursuant to the Registrant’s policy regarding senior securities, the Registrant adheres to the following practices when segregating against written credit default swaps: (i) in the case of a physically settled contract, the Registrant maintains segregated liquid assets equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par value less any collateral on deposit; and (ii) in the case of a cash settled contract that provides for netting of payments, the Registrant maintains segregated liquid assets equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par value less the marked to market value of such assets and also less any collateral on deposit.

Very truly yours,

/s/ James M. Forbes

James M. Forbes

cc: Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq., Ropes & Gray LLP

Elizabeth J. Reza, Esq., Ropes & Gray LLP